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                              December 22, 2021

       Anthony Jabbour
       Chief Executive Officer
       Dun & Bradstreet Holdings, Inc.
       101 JFK Parkway
       Short Hills, NJ 07078

                                                        Re: Dun & Bradstreet
Holdings, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 25,
2021
                                                            File No. 001-39361

       Dear Mr. Jabbour:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Performance Measures, page 51

   1. Please present and discuss the comparable GAAP net income (loss) margin whenever
                                                        Adjusted EBITDA margin
is presented and discussed in your filings. Refer to Item
                                                        10(e)(1)(i) of
Regulation S-K.
       Consolidated Financial Statements
       Consolidated Statements of Operations and Comprehensive Income (Loss), page 85

   2. You present two confusingly similar line items: operating expenses and operating costs. It appears the operating
costs line item represents your total operating expenses and the operating expenses line
item represents only a portion of your operating expenses. Please retitle the operating
expenses line item to better reflect what it actually represents. Also, breakout and separately
present for each period the amounts of each material type of
 Anthony Jabbour
Dun & Bradstreet Holdings, Inc.
December 22, 2021
Page 2
         operating expense not included in cost of revenues or selling and administrative expenses.
         In addition, ensure that the applicable newly-titled operating expenses line item(s)
         reflect(s) the exclusion of depreciation and amortization. Refer to Rule 5-03.3 of
         Regulation S-X and SAB Topic 11:B.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 with any questions.



FirstName LastNameAnthony Jabbour                             Sincerely,
Comapany NameDun & Bradstreet Holdings, Inc.
                                                              Division of
Corporation Finance
December 22, 2021 Page 2                                      Office of Trade &
Services
FirstName LastName